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As filed with the U.S. Securities and Exchange Commission on May 18, 2005

Registration No. 333-[          ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

ROYAL DUTCH SHELL plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
    (Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CT Corporation System
111 Eighth Ave., 13th Floor
New York, NY 10019
(212)894-8400
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing
☐ on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of Royal Dutch Shell plc	2,000,000,000 American Depositary Shares	$0.05	$100,000,000	$11,770

(1)
Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory Article
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Articles (15), (16) and (18)
	(iii)	Collection and distribution of dividends	Articles (4), (12), (14), (15) and (18)
	(iv)	Procedures for transmission of notices, reports and proxy soliciting material	Articles (11), (15), (16) and (18)
	(v)	Sale or exercise of rights	Article (13), (14), (15) and (18)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (12), (15), (17) and (18)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (20) and (21)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (11)
	(ix)	Restrictions on the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (5), (6), (8) and (22)
	(x)	Limitation upon the liability of the Depositary	Article (13), (14), (18), (19) and (21)
(3)	Fees and Charges		Article (7) and (8)

Item 2.    AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that Royal Dutch Shell plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Article (11)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

  (a)
  Form of Deposit Agreement. Form of Deposit Agreement dated as of May [    ], 2005 among Royal Dutch Shell plc, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

  (b)
  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

  (c)
  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

  (d)
  Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

  (e)
  Certification under Rule 466. Not applicable.

  (f)
  Power of Attorney. Included as part of the signature pages hereto.

Item 4.    UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

  (b)
  If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 18, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Royal Dutch Shell plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London on 18 May, 2005.

Royal Dutch Shell plc
By:	/s/ PETER VOSER Name: Peter Voser Title: Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Peter Voser and Rob Routs, and each of them severally, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ AAD JACOBS Aad Jacobs	Chairman of the Board of Directors	May 18, 2005
/s/ KERR OF KINLOCHARD Kerr of Kinlochard	Deputy Chairman of the Board	May 18, 2005
/s/ JEROEN VAN DER VEER Jeroen van der Veer	Chief Executive	May 18, 2005
/s/ PETER VOSER Peter Voser	Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)	May 18, 2005
/s/ MALCOLM BRINDED Malcolm Brinded	Executive Director, Exploration and Production	May 18, 2005
/s/ LINDA COOK Linda Cook	Executive Director, Gas and Power	May 18, 2005
/s/ ROB ROUTS Rob Routs	Executive Director, Oil Products and Chemicals	May 18, 2005
/s/ MAARTEN VAN DEN BERGH Maarten van den Bergh	Director	May 18, 2005

/s/ SIR PETER BURT Sir Peter Burt	Director	May 18, 2005
/s/ MARY (NINA) HENDERSON Mary (Nina) Henderson	Director	May 18, 2005
Sir Peter Job	Director
/s/ WIM KOK Wim Kok	Director	May 18, 2005
/s/ JONKHEER AARNOUT LOUDON Jonkheer Aarnout Loudon	Director	May 18, 2005
/s/ CHRISTINE MORIN-POSTEL Christine Morin-Postel	Director	May 18, 2005
/s/ LAWRENCE RICCIARDI Lawrence Ricciardi	Director	May 18, 2005

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

        Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Royal Dutch Shell plc, has signed this Registration Statement or amendment thereto in Newark, Delaware on 18 May, 2005.

PUGLISI & ASSOCIATES
By:	/s/ GREGORY F. LAVELLE Name: Gregory F. Lavelle Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)	Form of Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

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PART I INFORMATION REQUIRED IN PROSPECTUS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
SIGNATURES
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
INDEX TO EXHIBITS